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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                (RULE 14d-100)
                            TENDER OFFER STATEMENT
                           Under Section 14 (d) (1)
         or Section 13 (e) (1) of the Securities Exchange Act of 1934
                               -----------------
                             HEADHUNTER.NET, INC.
                      (Name of Subject Company (Issuer))
                              CB MERGER SUB, INC.
                             CAREER HOLDINGS, INC.
                     (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
(including the Associated Junior Participating Preferred Stock Purchase Rights)
                       (Title of Classes of Securities)
                               -----------------
                                   422077107
                     (CUSIP Number of Class of Securities)
                               -----------------
                                James A. Tholen
                             Career Holdings, Inc.
                           10790 Parkridge Boulevard
                                   Suite 200
                            Reston, Virginia 20191
                           Telephone: (703) 259-5500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                   Copy to:
                             Donald L. Toker, Jr.
                               Hale and Dorr LLP
                              11951 Freedom Drive
                                  Suite 1400
                            Reston, Virginia 20190
                           Telephone: (703) 654-7000

                           CALCULATION OF FILING FEE

      Transaction Valuation*: $206,124,816 Amount of Filing Fee**: $41,225

--------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent of the value of the transaction.
[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:      None           Filing Party: Not applicable
     Form or Registration No.:    Not applicable Dated Filed:  Not applicable

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the third-party tender offer by CB Merger Sub, Inc., a Georgia corporation ("Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Company Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, at a purchase price of $9.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

   The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

   (a) The name of the subject company is HeadHunter.NET, Inc., a Georgia corporation. The Company's executive offices are located at 333 Research Court, Suite 200, Norcross, Georgia 30092, telephone: (770) 349-2400.

   (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Company Common Stock"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

   (a) This Tender Offer Statement is filed by Career Holdings and Purchaser. The information set forth in Section 9 ("Certain Information Concerning Career Holdings and CB Merger Sub, Inc.") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (b) The information set forth in Section 9 ("Certain Information Concerning Career Holdings and CB Merger Sub, Inc.") in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

   (c) The information set forth in Section 9 ("Certain Information Concerning Career Holdings and CB Merger Sub, Inc.") in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser, Career Holdings, Knight Ridder Digital, a stockholder of Career Holdings, Tribune Company, a stockholder of Career Holdings, or, to the best knowledge of Purchaser and Career Holdings, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state or securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction

   (a)(1)(i)-(viii), (xii) and (a)(2)(i)-(iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

   (a)(1)(ix)-(xi) and (a)(2)(v)-(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

   (a) Except as disclosed in Item 5(b), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or Career Holdings, or, to the best knowledge of Purchaser and Career Holdings, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

   (b) The information set forth under "Introduction," Section 11 ("Background of the Offer; Contacts with Headhunter"), and Section 12 ("The Merger Agreement; The Stockholder Agreements") in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

   (a), (c)(1-7) The information set forth under "Introduction," Section 11 ("Background of the Offer; Contacts with Headhunter"), Section 13 ("Purpose of the Offer; Plans for Headhunter"), Section 12 ("The Merger Agreement; The Stockholder Agreements"), Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations") and Section 14 ("Dividends and Distributions") in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

   (a), (b) and (d) The information set forth under Section 10 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

   The information set forth under Section 12 ("The Merger Agreement; The Stockholder Agreements") in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

   The information set forth under "Introduction" and Section 17 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

   Not applicable.

Item 11. Additional Information

   (a) The information set forth in Section 12 ("The Merger Agreement; The Stockholder Agreements"), Section 13 ("Purpose of the Offer; Plans for Headhunter") and Section 16 ("Legal Matters; Required Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)Offer to Purchase dated August 31, 2001.

(a)(1)(B)Letter of Transmittal.

(a)(1)(C)Notice of Guaranteed Delivery.

(a)(1)(D)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)Form of Summary Advertisement in The Wall Street Journal as published on August 31, 2001.

(a)(5)(B)Press release issued by CareerBuilder, Inc., Tribune Company, Knight Ridder, Inc. and HeadHunter.NET, Inc. dated August 24, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-C of Career Holdings, Inc. and CB Merger Sub, Inc. dated August 24,
         2001).

(a)(5)(C)Text of conference call held by CareerBuilder, Inc., Tribune Company and Knight Ridder, Inc. dated August 24, 2001(incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-C of Career Holdings, Inc. and CB Merger Sub, Inc. dated August 24, 2001).

(a)(5)(D)Text of press release issued by Career Holdings, Inc. dated August 31, 2001.

(b)      None.

(d)(1) Agreement and Plan of Merger, dated as of August 24, 2001, by and among Career Holdings, Inc., CB Merger Sub, Inc. and HeadHunter.NET, Inc.

(d)(2) Investment Agreement, dated as of August 24, 2001, among Career Holdings, Inc., Tribune Company and Knight Ridder Digital.

(d)(3) Confidentiality Agreement, dated as of August 6, 2001, between CareerBuilder, Inc. and HeadHunter.NET, Inc.

(d)(4) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and William H. Scott, III.

(d)(5) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and Burton B. Goldstein, Jr.

(d)(6) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and Robert M. Montgomery.

(d)(7) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and Michael G. Misikoff.

(d)(8) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and J. Douglas Cox.

(d)(9) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and Kimberley E. Thompson.

(d)(10) Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc., CB Merger Sub, Inc. and ITC Holding Company, Inc.

(g)      None.

(h)      None.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CAREER HOLDINGS, INC.

Date: August 31, 2001                     By:       /s/ James A. Tholen
                                             ----------------------------------
                                          Name:             James A. Tholen
                                          Title:             Vice President

                                          CB MERGER SUB, INC.

Date: August 31, 2001                     By:       /s/ James A. Tholen
                                             ----------------------------------
                                          Name:             James A. Tholen
                                          Title:                  President

                                 EXHIBIT INDEX

 Exhibit
   No.                                             Description
   ---                                             -----------
(a)(1)(A) Offer to Purchase dated August 31, 2001.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A) Form of Summary Advertisement in The Wall Street Journal as published on August 31, 2001.

(a)(5)(B) Press release issued by CareerBuilder, Inc., Tribune Company, Knight Ridder, Inc. and
          HeadHunter.NET, Inc. dated August 24, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-C of Career Holdings, Inc. and CB Merger Sub, Inc. dated August 24, 2001).

(a)(5)(C) Text of conference call held by CareerBuilder, Inc., Tribune Company and Knight Ridder, Inc.
          dated August 24, 2001 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-C of
          Career Holdings, Inc. and CB Merger Sub, Inc. dated August 24, 2001).

(a)(5)(D) Text of press release issued by Career Holdings, Inc. dated August 31, 2001.

(b)       None.

(d)(1)    Agreement and Plan of Merger, dated as of August 24, 2001, by and among Career Holdings, Inc,
          CB Merger Sub, Inc. and HeadHunter.NET, Inc.

(d)(2)    Investment Agreement, dated as of August 24, 2001, among Career Holdings, Inc., Tribune
          Company and Knight Ridder Digital.

(d)(3)    Confidentiality Agreement, dated as of August 6, 2001, between CareerBuilder, Inc. and
          HeadHunter.NET, Inc.

(d)(4)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and William H. Scott, III.

(d)(5)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and Burton B. Goldstein, Jr.

(d)(6)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and Robert M. Montgomery.

(d)(7)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and Michael G. Misikoff.

(d)(8)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and J. Douglas Cox.

(d)(9)    Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and Kimberley E. Thompson.

(d)(10)   Stockholder Agreement, dated as of August 24, 2001, entered into among Career Holdings, Inc.,
          CB Merger Sub, Inc. and ITC Holding Company, Inc.

(g)       None.

(h)       None.